Paris, July 6, 2005

VIA EDGAR (Correspondence)

Ms. Nili Shah

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington D.C. 20549

RE: SEC Comment Letter Dated June 8, 2005 (File No. 1-15218)

Dear Ms. Shah

We have reviewed the comments included in your letter dated June 8, 2005 regarding the Form 20-F filed by Lafarge S.A. on March 25, 2005. Our responses to the Staff’s comments are set out below.

The titles and paragraph numbers below correspond to those contained in your letter. For convenience, we have repeated the Staff’s comments under each number in bold and have followed each comment with our responses.

Item 5. Operating and Financial Review and Prospects, page 59

1.	Your disclosure of fair value assumptions and sensitivity analyses in your critical accounting policies on page 61 covers € 1.9 billion of goodwill and intangible assets. Please disclose this information for the remainder of your goodwill and market share assets.

Response :

Our disclosure and analysis on page 61 of our Form 20-F provides information related only to that portion of goodwill and market share that, as of December 31, 2004, is most susceptible to impairment based on a change in the discount or perpetual growth rate assumptions. Accordingly, we believe that this disclosure was prepared in accordance with SEC release No 33-8350, which requires a disclosure regarding significant accounting estimates and assumptions and their sensitivity to change.

We wish to inform the Staff that the primary financial statements to be included in our fiscal 2005 Form 20-F will be prepared in accordance with IFRS. This will require us to provide a sensitivity analysis, similar to that discussed above, within the notes to our 2005 Annual Report on Form 20-F. We will provide this sensitivity analysis in our MD&A as well, to the extent that it is more comprehensive than our existing disclosure. In addition, we will include an additional sentence in the disclosure comparable to the following:

The remaining portion of goodwill of €xx is not currently as susceptible to impairment based on changes in discount and/or perpetual growth rates and has therefore been excluded from the sensitivity analysis above.

2.	Please revise your table of contractual obligations as follows :

•	To increase transparency of cash flow, please include scheduled interest payments in your table. To the extent that the interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future variable rate interest payments in the table or in a footnote to the table.

Regardless of whether you decide to include variable rate estimated interest payments in the table or in a footnote, you should provide appropriate disclosure with respect to your assumptions.

•	To the extent that you are in the position of paying cash rather than receiving cash under your interest rate swaps, please disclose estimates of the amounts you will be obliged to pay.

•	To the extent you are required or planning to fund your pension plans in the future, present in this table funding contributions to your pension plans for at least the following year and, if known, for subsequent years. Include a footnote to the table that (1) discusses the basis for inclusion or exclusion of these obligations and (2) explicitly states the periods for which no amounts have been included in the table.

Response :

Pursuant to our follow-up conversations with the Staff, we will modify our disclosure to comply with the Staff’s comments on a prospective basis, commencing with our 2005 Annual Report on Form 20-F. This modification will encompass the following:

•	An additional line-item within the table termed “Interest payments” below the line-item “Debt” which will quantify our interest obligations. This information will be provided for all periods presented within the table (i.e. less than 1 year, 1-5 years and more than five years). In addition, a footnote will be added to the table to indicate that interest payments associated with variable rate debt are computed based on the rates in effect as of December 31.

•	An additional line-item within the table termed “Net obligations on interest rate swaps” below the line-item “Interest payments”, which will quantify our obligations related to paying, rather than receiving, cash on our interest rate swaps. These amounts will be calculated as the net amount equal to the difference between interest to be paid and to be received under the swaps. This information will be provided for all periods presented within the table (i.e. less than 1 year, 1-5 years and more than five years). In addition, a footnote will be added to the table to indicate that interest payments of the variable rate leg of the swaps are computed based on the rates in effect as of December 31.

•	A discussion, following the table of contractual obligations, regarding our pension funding obligations. This discussion will likely be for the following year only as information regarding subsequent periods will not be known with sufficient reliability. We note that expected future contributions to our significant pension plans are discussed by main geographical areas in our current item 5 and in Note 22 to the consolidated financial statements (pages F-37and F-38).

Note 2 – Summary of Significant Accounting Policies, (b) Principles of consolidation, page F-8

3.	You state on page 11 that “the presence of minority interests may, among other things, impede [your] ability to implement organizational efficiencies and transfer cash and assets from one subsidiary to another in order to allocate assets most effectively.” You also state on page 20 that the “presence of minority shareholders often leads to the implementation of shareholder agreements that contain board membership or other similar provisions, shareholders’ information rights and control provisions.” Please specify for us the nature of the rights held by these minority interests. In addition, please explain, in detail, your evaluation of whether such rights represent substantive participating veto or approval rights under U.S. GAAP pursuant to EITF 96-16.

Response :

The rights granted to minority shareholders in the companies we consolidate vary. The nature of these rights are essentially as follows:

•	representation rights on the board of directors of the company;

•	veto or approval rights on certain decisions;

•	information rights;

•	exit rights (as described in note 26(c) to our 2004 consolidated financial statements).

Based on our analysis of the shareholder agreements of the subsidiaries that we fully consolidate under U.S. GAAP, the nature of these rights is either protective or non-substantive participating.

Protective rights include the need for unanimous board of director approval for:

•	the issuance of debt securities outside of the ordinary course of business, initiating an initial public offering or other changes in the share capital of the company;

•	significant business acquisitions or disposals, including sale or merger of the company;

•	purchase or sale of assets, or other various activities that are outside the normal course of business;

•	changes in the nature of the business, amendments to by-laws or modification to the overall business plan;

•	transactions with related parties other than at arms length, primarily as it relates to board members;

•	issuance of guarantees;

•	liquidation of the company;

•	information rights in relation to the company’s financial statements or management reports;

Participating rights include:

•	unanimous board of directors approval for changes to the company’s business plan or annual budget;

•	participation in the appointment and remuneration of management;

•	consent to the acquisition or disposition of assets considered to occur in the normal course of business.

We do not consider any of the aforementioned participating rights to be substantive as, in all such cases, one of the following occurs (or may occur, at our sole option):

•	the ultimate decision is based upon the vote of a simple majority, which we possess;

•	we have a “casting vote”, which allows us to control the ultimate outcome;

•	we have the ability to call the shares of the minority interest at fair value or less.

In certain circumstances, when we invoke these rights, the minority shareholder may put their shares to us. These puts are made at fair value or less and thus do not represent a disincentive for us to exercise the aforementioned rights

Based on the above, we believe that our consolidation practices comply with the provisions of EITF 96-16.

Note 2 – Summary of Significant Accounting Policies. (d) Translation of financial statements denominated in foreign currencies, page F-9

4.	If material, please explain how you apply SFAS No. 52 in accounting for your operations in highly inflationary economies under U.S. GAAP. In this regard, please tell us :

•	Why you do not consider your subsidiaries in Serbia and Montenegro and Zimbabwe as operating in highly inflation economies.

•	Whether you remeasure the financial statements of these operations to the euro, your reporting currency, as required by paragraph 11 of SFAS No. 52. If, instead, you remeasure these financial statements into the U.S. dollar under U.S. GAAP, as you do under French GAAP, please tell us your consideration of paragraphs 5 –8 and the factors in Appendix A of SFAS No. 52 in determining that the U.S. dollar is the functional currency for these operations.

•	Whether, under U.S. GAAP, you remeasure goodwill, intangible assets, inventory, and expenses related to intangible assets, inventory, fixed assets, investments, and operating supplies using historical rates.

If you do not believe your operations in highly inflation economies are material, please explain your quantitative and qualitative basis for this conclusion.

Response :

Serbia and Montenegro and Zimbabwe:

We consider Serbia and Montenegro and Zimbabwe to be operating in highly inflationary economies. We have not accounted for these subsidiaries in accordance with paragraph 11 of SFAS No. 52 and refer you to the discussion below regarding materiality.

Turkey:

We remeasure the financial statements of our subsidiary in Turkey using the U.S. dollar (USD) rather than our reporting currency, the euro. We identified the USD as the function currency for Turkey in 1996 (and all subsequent periods) for several reasons, including the following:

•	all reference macro indicators of the economy were in USD;

•	our debt (the largest component of total liabilities) was denominated in USD;

•	cement prices were expressed in USD in the market; and

•	some of our cost elements were expressed in USD, for example, petcoke, fuel and sub-contracting of delivery;

We believe that, based strictly on the criteria set out in paragraph 11 of SFAS No. 52, it would have been most appropriate to remeasure these financial statements using the euro. However, we believe that the resulting difference was not material to our financial statements and refer you to the discussion below regarding materiality.

Remeasurement:

We confirm that under both French GAAP and U.S. GAAP we remeasure goodwill, intangible assets, property, plant and equipment, spare parts (nonmonetary portion of our inventories) and the related expenses to the above elements, using historical rates. In our 2005 Annual Report on Form 20-F we will modify the accounting policy description (Note 2(d)) to be compliant with IFRS. To the extent there is a difference in accounting for hyper inflationary countries between IFRS and U.S. GAAP, we will provide additional disclosure in the footnote which describes the accounting treatment followed under U.S. GAAP and the basis for the GAAP difference(s).

Materiality:

As mentioned previously, and as shown below in accordance with French GAAP, we believe that the impact of accounting for our subsidiaries operating in highly inflationary economies in strict accordance with SFAS No. 52 would not have had a material impact on our financial position or results of operations for any of the periods presented due to the relative small size of these subsidiaries compared to the Group as a whole:

	Serbia & Montenegro			Zimbabwe			Turkey
	2004	2003	2002	2004	2003	2002	2004	2003	2002
As Reported (million €)
Total Assets	119	110	113	15	7	8	237	244	341
Total Liabilities	67	51	45	2	6	11	80	98	161
Sales	54	57	47	25	11	6	114	101	144
Net Income (Loss)	(3)	—	5	4	1	(1)	10	(4)	(9)

% of Consolidated Total
Total Assets	0.5%	0.4%	0.4%	0.1%	0.0%	0.0%	1.0%	1.0%	1.3%
Total Liabilities	0.4%	0.3%	0.2%	0.0%	0.0%	0.1%	0.5%	0.6%	0.8%
Sales	0.4%	0.4%	0.3%	0.2%	0.1%	0.0%	0.8%	0.7%	1.0%
Net Income	-0.3%	0.0%	1.1%	0.5%	0.1%	-0.2%	1.2%	-0.5%	-2.0%

The following table summarizes the estimated impact that applying the guidance prescribed in SFAS No. 52 would have on the non-monetary items of our balance sheet (prepared in accordance with French GAAP) as of December 31, 2004. Our non-monetary items primarily include property, plant and equipment (PP&E), goodwill and portions of our inventories.

	Nonmonetary Assets (million €)
	Revised Estimate	As Reported	Difference
Serbia & Montenegro	140	113	28
Zimbabwe	52	6	47
Turkey	245	186	59

Total	438	304	133

Total consolidated assets at December 31, 2004			24,772

Difference as a % of total consolidated assets			0.5%

Based upon our analysis, we do not believe that the estimated impact is material to the consolidated balance sheet from a quantitative perspective either in total or on an individual financial line-item basis. Additionally, we do not believe that the impact is quantitatively material to the income statement. This is based on an analysis on the three largest components of the difference noted above:

•	Monetary net assets of these subsidiaries is relatively insignificant (i.e., less than €20 million at December 31, 2004)

•	Goodwill – Goodwill is not amortized for purposes of U.S. GAAP. In addition, the increase in the value of goodwill would not result in goodwill impairment.

•	PP&E – The impact on the income statement from amortization of the increased carrying value would be minimal on an annual basis due to the relatively long amortization period of our PP&E.

•	Our inventory of spare parts is less than €8 million (as reported) and €10 million (revised estimate) for the three subsidiaries; only a small portion of which is charged to income on an annual basis.

From a qualitative perspective, SAB Topic 1.M addresses circumstances in which a quantitatively small misstatement may be rendered material. In this regard, the differences noted above do not:

•	mask a change in earnings or other trends,

•	hide a failure to meet analysts’ consensus expectations,

•	change income into a loss,

•	affect compliance with regulatory requirements, loan covenants or other contractual requirements,

•	have impacted management compensation,

•	conceal an unlawful transaction.

In summary, we do not believe that these differences would impact the judgment of a reasonable person relying upon our financial statements. We have shared this analysis with our auditors, Deloitte & Associés, who do agree with our conclusions.

Note 2 – Summary of Significant Accounting Policies, (k) Impairment of long-lived assets, page F-11

5.	Please explain your consideration of SFAS No. 142 in testing goodwill for impairment under U.S. GAAP. Specifically, please explain :

•	The level at which you test for goodwill impairment. Your disclosures in note 2(k) suggest that you test at the division level or one level below, which includes several activities in several countries. We assume that your divisions represent your reportable segments, and that consequently, under French GAAP, you test for goodwill impairment at the reportable segment or operating segment level. However, these levels appear different from the reporting unit level, as defined by paragraph 30 of SFAS No. 142.

•	How you measure your goodwill impairment loss under U.S. GAAP. Under French GAAP, you measure your goodwill impairment loss as the difference between the carrying value of the reporting unit and its fair value. This method differs from paragraphs 19 – 21 of SFAS No. 142, which require that your goodwill impairment loss be measured as the difference between the carrying value of goodwill and its implied fair value.

Response :

For purposes of clarification, our four divisions are our four reporting/operating segments in accordance with SFAS No. 131. Each division is responsible for specific activities - cement, aggregates and concrete, roofing or gypsum.

We test goodwill for impairment at the reporting unit level under both French GAAP and U.S. GAAP. We have approximately 100 reporting units which are defined, generally, as businesses that perform one of the four divisional activities previously noted in a particular country (e.g. cement-France). This corresponds to the requirements of SFAS No. 142, paragraph 30, which stipulates, among other things, that “a reporting unit is....... one level below an operating segment.”

Some reporting units are aggregated in accordance with paragraph 30 of SFAS No. 142 and, correspondingly, paragraph 17 of SFAS No. 131, when they have similar economic characteristics.

To clarify the level at which we test for goodwill impairment, we will replace the first paragraph of our disclosure in Note 2(k) of our Form 20-F for the fiscal year ending December 31, 2005 to read as follows:

“Our four Divisions are considered to be our four reporting/operating segments, each comprised of multiple reporting units. Our reporting units represent businesses that are one level below the reporting/operating segment and, generally, perform one of our four activities in a particular country.”

We measure goodwill impairment under French GAAP as the difference between the carrying value of a reporting unit and its fair value. These amounts are adjusted under U.S. GAAP for differences, if any, (i) from the application of the implied fair value analysis as prescribed by SFAS No. 142 or (ii) between the carrying value of goodwill that results from the nonamortization of goodwill under U.S. GAAP.

We perform the implied fair value analysis prescribed by SFAS No. 142, unless we believe that there would not be a material difference between the impairment which would result from applying this approach as compared to the approach applied under French GAAP. Our analysis of the potential difference between the two approaches, if any, considers:

•	the proximity of the analysis date to the acquisition date or, if different, the most recent date at which a fair value analysis of the reporting unit was performed;

•	the existence of intangible assets associated with the reporting unit that have not previously been recognized in the consolidated financial statements;

•	the likelihood of a difference between the carrying value and the estimated fair value of identified assets and liabilities, primarily property, plant and equipment; and

•	the overall materiality of the reporting unit goodwill to the consolidated financial statements taken as a whole.

If, based on the above analysis, we determine that the impairment reported under U.S. GAAP could be materially different than that reported under French GAAP, we perform a formal implied fair value analysis. If we determine that the goodwill impairment would not be materially different than that reported under French GAAP, a formal implied fair value analysis is not performed and the amount of the impairment is adjusted only for the difference that may exist between the carrying value of goodwill under French GAAP and U.S GAAP. In such instances, we believe that we are materially compliant with the provisions of SFAS 142.

For clarification, we will include the following sentence at the end of the second paragraph of Note 30(1)(e):

“Under U.S. GAAP, we measure goodwill impairment as the difference between the implied fair value and carrying value of goodwill, in accordance with SFAS 142.”

Note 26 – Commitments and Contingencies, page F-46

6.	In future filings, please disclose the information required by paragraph 13 of FIN 45 with respect to your guarantees given of € 208 million as of December 31, 2004. In your operating and financial review and prospects, please also disclose the information discussed in Item 5.E of Form 20-F. If these guarantees are not within the scope of FIN 45, please disclose, at a minimum, the nature, terms, and amounts of the guarantees in your financial statements.

Response :

We will include the aforementioned disclosures in our Form 20-F for the fiscal year ending December 31, 2005.

Note 27 – Litigation, page F-48

7.	Please tell us with a view toward future disclosure the amount of reserve for the Tollens Coatings B.V. litigation, if any. In addition, please tell us the amount or range of reasonably possible loss in excess of accrual. SFAS 5 and SAB Topic 5:Y requires additional disclosure if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. In that case, you must either (a) disclose the estimated additional loss, or range of loss, or (b) state that such an estimate cannot be made.

Response :

As stated in our disclosure, we have indemnified the current owners of Tollens Coatings B.V. for any damages that may result from this litigation. As of December 31, 2004, no amount has been recorded in the consolidated financial statements related to the Tollens litigation as we believe that the risk of loss is remote. In future filings, unless we have reason to modify our analysis of the low risk represented by this litigation, we will consider whether we should continue to refer to the litigation in the notes to our financial statements. In accordance with instructions to item 8 of Form 20-F, we have also disclosed this litigation in the body of the Form 20-F. For purposes of clarification, we will add the following sentence in our Form 20-F for the fiscal year ending December 31, 2005:

The Company believes that the risk of loss associated with this litigation is remote.

As the risk of loss is remote, we do not believe that any further disclosure is required.

Note 31 – Reconciliation of French GAAP to U.S. GAAP and Presentation of Condensed Financial Statements, page F-78

8.	We note from your disclosures within MD&A and Note 5 to your consolidated financial statements that you have disposed of certain consolidated subsidiaries and equity method investees. Please tell us the following information regarding these disposals :

•	Please provide us with a list of all consolidated subsidiaries/entities and entities accounted for under the equity method for U.S. GAAP purposes that were disposed of in each period presented along with the corresponding gain or loss on disposal recognized.

•	For each consolidated subsidiary disposed of during one of the periods presented, please tell us whether those consolidated subsidiaries would be considered a component of Lafarge in accordance with SFAS 144.

•	Please tell us which line item the gains/losses are captured on the consolidated financial statements of income prepared in accordance with U.S. GAAP.

•	Please confirm to us that in future filings, you will provide the disclosures required by paragraph 47 of SFAS 144, as applicable, for U.S. GAAP purposes.

Response :

•	Consolidated subsidiaries/entities and entities accounted for under the equity method under U.S. GAAP that were disposed of and the gain or loss on disposal recognized on such disposals, are as follows :

	Under French GAAP			Under U.S. GAAP			Component
	Years ended December 31,			Years ended December 31,
(in million euros)	2004	2003	2002	2004	2003	2002
Consolidated subsidiaries

Spain : Texsa SA	—	—	(19)	—	—	(19)	Yes
Spain : Cementos El Monte	—	—	(14)	—	—	(14)	Yes
India : 2.35% of Lafarge India	—	—	5	—	—	5	No
Austria : Mineral, Aragonit and LPC	—	6	—	—	6	—	Yes
Bangladesh : 50% of Surma Cement	—	4	—	—	4	—	No
Other	1	9	20	1	9	20	No

Total	1	19	(8)	1	19	(8)

Equity affiliates

South Africa : Natal Portland Cement	—	—	30	—	—	30
Italy : SACCI	—	—	2	—	—	2	N/A
France : Materis Participations	—	122	—	—	118	—	N/A
Korea : Tong Yang Cement	—	(2)	—	—	(2)	—	N/A
Spain : Cementos Molins	1	—	—	3	—	—	N/A
USA : Carmeuse North America BV	11	—	—	17	—	—	N/A

Total	12	120	32	20	116	32	N/A

Gains on disposals of consolidated subsidiaries, Net	13	139	24	21	135	24

•	Capital gains or losses associated with these disposals are classified as other operating income (loss) in the “Statements of income according to U.S. GAAP” in Note 31(b) to our consolidated financial statements.

•	We confirm that we will comply with the disclosures requirements of paragraph 47 of SFAS No. 144 in future filings.

9.	Please tell us whether you have retroactively restated your earnings per share in prior periods for common stock issued pursuant to your dividend reinvestment plan, as disclosed in consolidated financial statements of changes in shareholders’ equity, and your 2003 stock rights issue, as disclosed in note 19(b). See paragraphs 54 – 56 of SFAS No. 128.

Response :

SFAS No. 128 defines a rights issue as “an offer to existing shareholders to purchase additional shares of common stock in accordance with an agreement for a specified amount (which is generally substantially less than the fair value of the shares) for a given period.” As the concept of “substantial” is not defined in SFAS 128, we look to FASB Staff Position (“FSP”) F39.855 which states that “the amount of cash lent often is limited to an amount substantially less than 100 percent (for example, 80 percent or less).”

We believe that this threshold (20% discount) would apply when assessing both our dividend reinvestment program and our stock rights issue.

Dividend Reinvestment Program – Under the terms of our dividend reinvestment program, we offer existing shareholders the right to elect payment of the dividend in cash or in stock in an amount equal to 90% of the market value. We do not consider this discount of 10% to be substantial based upon the aforementioned guidance and on the basis that we believe 10% is a reasonable cost of raising capital in a formal IPO or like offering. Accordingly, we do not believe that EPS should be retroactively restated for this program.

Stock Rights Issue – Our stock rights issuance in July 2003 provided shareholders with the ability to purchase additional shares at a price of €41 per share, representing a discount of approximately 25% off of the fair market value of the shares of approximately €59. We believe that this discount is considered to be substantial, as defined above, and would therefore trigger the SFAS No. 128 requirement to adjust our earnings per share retroactively in both 2003 and 2002 to properly reflect this event. The impact of an adjustment on reported earnings per share under U.S. GAAP would have been as follows:

	Years ended December 31,
(in euros)	2003	2002
Basic
As reported*	5.66	4.60
As revised*	5.49	4.32
€ difference	0.17	0.28
% difference	2.9%	6.0%

Diluted
As reported*	5.45	4.56
As revised*	5.30	4.29
€ difference	0.15	0.27
% difference	2.7%	5.9%

*	prior to cumulative effect of change in accounting principle

We have reviewed the above table for the purpose of determining whether or not the differences between the information as reported and as revised would be considered material to the consolidated financial statements included in our 2004 Form 20-F taken as a whole. Our analysis considered both quantitative and qualitative factors as further described below.

We note that the differences do not:

•	have any impact on net income, and therefore do not mask a change in earnings trends or change income to a loss.

•	have an impact on any other of the consolidated financial statements.

•	affect compliance with regulatory requirements, loan covenants or other contractual requirements.

•	have impacted management compensation.

•	conceal an unlawful transaction, such as an attempt to “manage” earnings.

•	have any impact on our segment reporting.

In addition to the above, we note that the financial information in question concerns disclosure outside of the primary GAAP financial statements.

We believe that the differences between the information as reported and as revised for 2003 and 2002 are not material as it is not “probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item1.” We have shared this analysis with our auditors, Deloitte & Associés, who do agree with our conclusion.

Exhibits

10.	In future filings, please disclose as an exhibit or note to your financial statements your schedule of valuation and qualifying accounts for each income statement period, as required by Rule 5-04 of Regulations S-X. At a minimum, we would expect this schedule to include your valuation allowances related to accounts receivable and deferred tax assets. Your filing should include an opinion from your independent accountants covering this schedule.

Response :

The change in the valuation allowance for doubtful receivables is disclosed in Note 16 to financial statements on page F-32. In future filings, Lafarge will disclose in a note to financial statements the full schedule of valuation and qualifying accounts for each income statement period, including valuation allowances for both doubtful receivables and deferred tax assets, which will be covered by the opinion of our independent accountants.

Exhibits 11.1 and 11.2

11.	In future filings, ensure that your certifications required under section 302 of the Sarbanes-Oxley Act conform exactly to the language per Instruction 12 to the Form 20-F exhibits.

Response :

We will include the exact language for our 302 certification as prescribed in Instruction 12 to the Form 20-F in our Form 20-F for the period ending December 31, 2005.

*    *    *    *

[1]	FASB Concepts Statement 2

Lafarge S.A. acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in Lafarge S.A.’s filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Lafarge S.A. understands that the Division of Enforcement has access to all information it provides to the Staff of the Division of Corporation Finance in the Staff’s review of Lafarge S.A.’s filing or in response to the Staff’s comment on Lafarge S.A.’s filing.

Should you wish to discuss any of the responses above, please contact me at your convenience.

Sincerely yours,

By /s/ Jean - Jacques Gauthier
Executive Vice President and CFO
Lafarge S.A.